CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the references to our firm under the captions "Financial Highlights" and "Experts" in the Prospectus and Information Statement and on page 1 in the Statement of Additional Information in the Registration Statement (Form N-14 No. 33-62872) of Neuberger & Berman Income Trust, and to the incorporation by reference of our reports dated December 5, 1997 on Neuberger & Berman Limited Maturity Bond Trust and Neuberger & Berman Ultra Short Bond
Trust, two of the series comprising Neuberger & Berman Income Trust, and on Neuberger & Berman Limited Maturity Bond Portfolio and Neuberger & Berman Ultra Short Bond Portfolio, two of the series comprising Income Managers Trust, included in the 1997 Annual Report to Shareholders of Neuberger & Berman Income Trust.


                                   /s/ Ernst & Young LLP

                                   ERNST & YOUNG LLP

Boston, Massachusetts
December 22, 1997